Exhibit 11

W.W. Grainger, Inc. and Subsidiaries
COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended March 31,
BASIC:	2004	2003
Weighted average number of shares outstanding	90,219,290	90,865,346

Net earnings	$62,559,000	$52,404,000

Earnings per share	$0.69	$0.58

DILUTED:
Weighted average number of shares outstanding	90,219,290	90,865,346
Potential Shares:
Shares issuable under outstanding common
stock equivalents	7,345,132	6,449,154
Shares which could have been purchased using
the proceeds from common stock equivalents
exercised, based on the average market value
for the period	(6,298,355)	(4,735,676)

	1,046,777	1,713,478
Dilutive effect of exercised options prior to being
exercised	7,366	5,929

	1,054,143	1,719,407

Adjusted weighted average number of shares
outstanding	91,273,433	92,584,753

Net earnings	$62,559,000	$52,404,000

Earnings per share	$0.69	$0.57